September 18, 2025

Michael D. Winston
Chief Executive Officer
AI Infrastructure Acquisition Corp.
10845 Griffith Peak Dr.
Suite 200
Las Vegas, NV 89135

        Re: AI Infrastructure Acquisition Corp.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed September 8, 2025
            File No. 333-289587
Dear Michael D. Winston:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 3, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Summary
Our Sponsor, page 3

1. We acknowledge your response to prior comment 1. However, your disclosure continues to state that Mr. Timothy is one of your independent directors, and also that he has a voting interest in your sponsor. As previously stated, please revise your disclosures to reconcile or otherwise clarify these statements. September 18, 2025
Page 2

       Please contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Dorrie Yale at 202-551-8776 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Hallie D. Heath